EXHIBIT 21.1

SUBSIDIARIES OF TAL INTERNATIONAL GROUP, INC AS OF DECEMBER 31, 2008

Name	Jurisdiction

TAL International Container Corporation	Delaware
Trans Ocean Ltd.	Delaware
Trans Ocean Container Corporation	Delaware
Spacewise Inc.	Delaware
TAL Advantage I LLC	Delaware
TAL Advantage II LLC	Delaware
TAL International Container Pty. Limited	Australia
TAL do Brasil Investimento de Capital Propio Ltda.	Brazil
TAL Sales & Marketing Planning (Shanghai) Co., Ltd.	China
TAL International Container (HK) Limited	Hong Kong
Box Rent, Inc.	Delaware
Intermodal Equipment Inc.	Delaware
TAL International Container NV	Belgium
TAL International Container SRL	Italy
Greybox Services Ltd.	United Kingdom
TAL International Container Limited	United Kingdom
ICS Terminals (UK) Limited	United Kingdom
TAL International Structured Inc.	Delaware